Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-142715 on Form S-4 of our reports dated February 27, 2007, relating to the consolidated financial statements and financial statement schedules of Great Plains Energy Incorporated and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of new accounting standards) and to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Great Plains Energy Incorporated for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
August 24, 2007